

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 17, 2014

<u>Via E-mail</u>
Mr. C. Robert Quint
Chief Financial Officer
Radian Group Inc.
1601 Market Street
Philadelphia, PA 19103

Re: **Radian Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 001-11356**

Dear Mr. Quint:

      We have completed our review of your filings. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information in the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Joel Parker

               Joel Parker
               Accounting Branch Chief